SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           ---------------------

                                SCHEDULE 13G
                               (Rule 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                            (Amendment No. 1)1


                          Newpark Resources, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.01 par value
------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 651718504
------------------------------------------------------------------------------
                               (CUSIP Number)



         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)




--------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.  651718504             13G                  Page 2 of 7 Pages

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  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fletcher Asset Management, Inc.
-------------------------------------------------------------------------------
                                                                 (a) |_|
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (b) |_|


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  3.     SEC USE ONLY

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  4.     CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

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                                5.    SOLE VOTING POWER            6,857,372
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY         -----------------------------------------------
EACH REPORTING PERSON WITH      6.    SHARED VOTING POWER          0

                                -----------------------------------------------
                                7.    SOLE DISPOSITIVE POWER       6,857,372

                                -----------------------------------------------
                                8.    SHARED DISPOSITIVE POWER     0

-------------------------------------------------------------------------------

  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,857,372

-------------------------------------------------------------------------------

  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    |_|
-------------------------------------------------------------------------------

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    8.88%

-------------------------------------------------------------------------------

  12.    TYPE OF REPORTING PERSON*                            IA

-------------------------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No.  651718504                   13G                Page 3 of 7 Pages

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  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Alphonse Fletcher, Jr.
-------------------------------------------------------------------------------
                                                                     (a) |_|
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (b) |_|


-------------------------------------------------------------------------------

  3.     SEC USE ONLY

-------- ----------------------------------------------------------------------

  4.     CITIZENSHIP OR PLACE OF ORGANIZATION            United States

--------------------------- ------ --------------------------------------------

                                5.    SOLE VOTING POWER              0
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY         -----------------------------------------------
EACH REPORTING PERSON WITH      6.    SHARED VOTING POWER            0

                                -----------------------------------------------
                                7.    SOLE DISPOSITIVE POWER         0

                                -----------------------------------------------
                                8.    SHARED DISPOSITIVE POWER       0

-------------------------------------------------------------------------------

  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,857,372

-------------------------------------------------------------------------------

  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    |_|
-------------------------------------------------------------------------------

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      8.88%

-------------------------------------------------------------------------------

  12.    TYPE OF REPORTING PERSON*                               HC

-------------------------------------------------------------------------------

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!




Item 1(a).              Name of Issuer:

                        Newpark Resources, Inc.

Item 1(b).              Address of Issuer's Principal Executive Offices:

                        3850 N. Causeway
                        Suite 1770
                        Metairie, Louisiana  70002

Item 2(a).              Names of Persons Filing:

                        Fletcher Asset Management, Inc. ("FAM") and
                        Alphonse Fletcher, Jr.

Item 2(b).              Address of Principal Business Office or, if none,
                        Residence:

                        22 East 67th Street
                        New York, New York  10021

Item 2(c).              Citizenship:

                        FAM is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.

Item 2(d).              Title of Class of Securities:

                        Common Stock, $0.01 par value

Item 2(e).              CUSIP Number:

                        651718504

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

         (a)            [ ]     Broker or dealer registered under Section
                                15 of the Exchange Act;

         (b)            [ ]     Bank as defined in Section 3(a)(6) of the
                                Exchange Act;

         (c)            [ ]     Insurance company as defined in Section
                                3(a)(19) of the Exchange Act;

         (d)            [ ]     Investment company registered under Section
                                8 of the Investment Company Act;

         (e)            [X]     An investment adviser in accordance with
                                Rule 13d-1(b)(1)(ii)(E);

         (f)            [ ]     An employee benefit plan or endowment fund
                                in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)            [X]     A parent holding company or control person
                                in accordance with Rule 13d-1(b)(ii)(G);

         (h)            [ ]     A savings association as defined in Section
                                3(b) of the Federal Deposit Insurance Act;

         (i)            [ ]     A church plan that is excluded from the
                                definition of an investment company under
                                Section 3(c)(14) of the Investment Company
                                Act; or

         (j)            [ ]     Group, in accordance with Rule
                                13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this
box [   ].

Item 4.                 Ownership.

         (a)            Amount Beneficially Owned:

                        6,857,372 shares

         (b)            Percent of Class:

                        8.88% (based on the 77,189,389 shares of Common Stock (the "Common Stock") of Newpark Resources, Inc. (the "Company") consisting of (i) 70,332,017 reported to FAM by the Company to be outstanding as of December 31, 2001 and (ii) the 6,857,372 shares of
                                 Common Stock underlying Investment Rights
                                 (as defined below) issuable within 60 days as of December 31, 2001).

         (c)            Number of shares as to which FAM has:

                        (i)      Sole power to vote or to direct the vote:

                                 6,857,372 shares

                        (ii)     Shared power to vote or to direct the vote:

                                 0 shares

                        (iii) Sole power to dispose or to direct the disposition of:

                                 6,857,372 shares

                        (iv) Shared power to dispose or to direct the disposition of:

                                 0 shares

         The Common Stock reported to be beneficially owned consists of 6,857,372 shares of Common Stock issuable upon the exercise by Fletcher International, Ltd. of certain investment rights (the "Investment Rights") pursuant to an Agreement, dated May 30, 2000, by and between the Company and Fletcher International Limited and an Agreement, dated December 27, 2000, by and between the Company and Fletcher International, Ltd. The Investment Rights exercisable by Fletcher International Limited were assigned to Fletcher International, Ltd. pursuant to an Assignment and Assumption Agreement, dated March 29, 2001, by and between the Company, Fletcher International Limited, and Fletcher International, Ltd. The Investment Rights are exercisable within 60 days of December 31, 2001. The holdings reported reflect the shares of Common Stock issuable within 60 days of December 31, 2001 that would have been held had the Investment Rights been exercised on December 31, 2001.

         The shares of Common Stock of the Company reported to be beneficially owned consist of shares underlying Investment Rights held in one or more accounts managed by FAM (the "Accounts"), for Fletcher International, Ltd. FAM has sole power to vote and sole power to dispose of all shares of Common Stock in the Accounts. By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

Item 5.                 Ownership of Five Percent or Less of a Class.

                        Not Applicable

Item 6.                 Ownership of More Than Five Percent on Behalf of
                        Another Person.


         This Schedule 13G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the shares of Common Stock held at December 31, 2001 in the Accounts managed by FAM. By reason of the provisions of Rule 13d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock owned by the Accounts. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                        This Schedule 13G is filed by FAM and Mr. Fletcher.

Item 8.                 Identification and Classification of Members of the
                        Group.

                        Not Applicable

Item 9.                 Notice of Dissolution of Group.

                        Not Applicable

Item 10.                Certifications.

                        By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     February 13, 2002


                                          Fletcher Asset Management, Inc.


                                          By:  /s/  Peter Zayfert
                                               -------------------------------
                                               Name:  Peter Zayfert
                                               Title: Executive Vice President


                                          Alphonse Fletcher, Jr., in his
                                          individual capacity


                                          By:  /s/ Denis J. Kiely
                                               --------------------------------
                                               Name: Denis J. Kiely for
                                                     Alphonse Fletcher, Jr.
                                               *By Power of Attorney, dated
                                               February 14, 2001, attached as
                                               Exhibit A hereto.



                                                                  Exhibit A

                             Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below revokes all prior Power of Attorney and appoints Denis J. Kiely to act severally as attorney-in-fact for the undersigned solely for the purpose of executing reports required under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission thereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.

Signed:  /s/ Alphonse Fletcher, Jr.
         ---------------------------
         Alphonse Fletcher, Jr.

Dated:  February 14, 2001